Exhibit 99.2

NexGen Establishes C$250 Million At-the-Market Equity Program

Vancouver, BC, January 6, 2023 - NexGen Energy Ltd. (“NexGen” or the “Company”) (TSX: NXE) (NYSE: NXE) (ASX: NXG) announced today that it has established an at-the-market equity program (the “ATM Program”) to offer and sell up to C$250 million of common shares from treasury (“Common Shares”).

Sales of Common Shares, if any, will be made pursuant to the terms of an equity distribution agreement dated January 6, 2023 (the “Sales Agreement”) among the Company, Virtu ITG Canada Corp., as Canadian agent, and Virtu Americas, LLC, as U.S. agent (together, the “Agents”), on the TSX and/or the NYSE, and/or any other marketplace for the Common Shares in Canada or the United States or as otherwise agreed between the Agents and the Company. The volume and timing of sales under the ATM Program, if any, will be determined in the Company’s sole discretion, and at the market price prevailing at the time of each sale, and, as a result, sale prices may vary.

The ATM Program will be effective until the earlier of the sale of all of the Common Shares issuable pursuant to the ATM Program and January 29, 2025, unless terminated prior to such date by the Company or the Agents.

The ATM Program is being made pursuant to a prospectus supplement dated January 6, 2023 (the “Prospectus Supplement”) to the Company’s final short form base shelf prospectus filed in all provinces and territories of Canada dated December 29, 2022 (the “Base Shelf Prospectus”), and pursuant to a prospectus supplement dated January 6, 2023 (the “U.S. Prospectus Supplement”) to the Company’s U.S. base prospectus (the “U.S. Base Prospectus”) included in its registration statement on Form F-10 (the “Registration Statement”) (File No. 333-266575) filed with the United States Securities and Exchange Commission on August 15, 2022 (collectively, the Prospectus Supplement, Base Shelf Prospectus, U.S. Prospectus Supplement, the U.S. Base Prospectus and Registration Statement, the “Offering Documents”).

As outlined in the Offering Documents, the Company intends to use the net proceeds from the ATM Program, if any, to fund the continued development and further exploration of its mineral properties, and for general corporate purposes.

Potential investors should read the Offering Documents, Sales Agreement and other documents the Company has filed for more complete information about the Company and the ATM Program. Listing of the Common Shares sold pursuant to the ATM Program on the TSX and/or the NYSE will be subject to fulfilling all applicable listing requirements.

About NexGen

NexGen is a British Columbia corporation focused on the development of the Rook I Project located in the southwestern Athabasca Basin, Saskatchewan, Canada, into production.

Contact Information

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nxe-energy.ca

Travis McPherson

Senior Vice President Corporate Development

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nxe-energy.ca

Copies of Offering Documents

The Prospectus Supplement, the Base Shelf Prospectus and the Sales Agreement are available at www.sedar.com and the U.S. Prospectus Supplement, the U.S. Base Prospectus and the Registration Statement are available at www.sec.gov. Alternatively, the Agents will send copies of the Prospectus Supplement and the Base Shelf Prospectus or the U.S. Prospectus Supplement and the U.S. Base Prospectus, as applicable, upon request by contacting:

Virtu Americas LLC

Attn Capital Markets

1633 Broadway | New York, NY 10019

ATM@Virtu.Com

Virtu ITG Canada

Attn Capital Markets

222 Bay Street | Suite 1720 | Toronto, ON M5K 1B7

ATMCanada@Virtu.com

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Information

The information contained herein contains “forward-looking statements” within the meaning of applicable United States securities laws and regulations and “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, anticipated sale and distribution of Common Shares under the ATM Program and the volume and timing of the sale and distribution of Common Shares under the ATM Program and the expected uses of the net proceeds from any sales of Common Shares. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen’s business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the mineral reserve and resources estimates and the key assumptions and parameters on which such estimates are based are as set out in the technical report for the property , the results of planned exploration activities are as anticipated, the price and market supply of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen’s planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, the existence of negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, conclusions of economic valuations, the risk that actual results of exploration activities will be different than anticipated, the cost of labour, equipment or materials will increase more than expected, that the future price of uranium will decline or otherwise not rise to an economic level, the appeal of alternate sources of energy to uranium-produced energy, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters and plans continue to be refined and may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates or other risks generally associated with mining, unanticipated delays in obtaining governmental, regulatory or First Nations approvals, risks related to First Nations title and consultation, reliance upon key management and other personnel, deficiencies in the Company’s title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, risks related to changes in laws, regulations, policy and public perception, as well as those factors or other risks as more fully described in NexGen’s Annual Information Form dated February 25, 2022 filed with the securities commissions of all of the provinces of Canada except Quebec and in NexGen’s 40-F filed with the United States Securities and Exchange Commission, which are available on SEDAR at www.sedar.com and Edgar at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.